Contact

www.linkedin.com/in/arthur-young-b7913876 (LinkedIn)

Top Skills

Virology
Vaccines
Biotechnology

Arthur Young

President/Founder
La Palma, California, United States

Experience

InvVax, Inc.

President/Founder
January 2013 - Present (10 years 7 months)
Los Angeles, CA

I founded InvVax in early 2013 to develop and apply a novel experimental platform for vaccine discovery. We believe we have the best vaccine targets for influenza virus toward the world's first universal flu vaccine. We are currently involved with preclinical efficacy studies for the flu vaccine. Additionally, we intend to apply the platform to an HIV and a Hepatitis C virus vaccine.

UCLA

Postdoctoral fellow
September 2009 - July 2012 (2 years 11 months)

Influenza virology, Next-generation sequencing microbial genetic profiling

I established a novel experimental platform for determining the effect of mutation at each of the >13,000 nucleotide positions of Influenza A virus, in the lab of Ren Sun. Short stretches of sequence where mutation is lethal to virus offer the best vaccine targets, in that viral escape by mutation here is virtually impossible.

Harvard Medical School

Postdoctoral fellow
March 2005 - August 2009 (4 years 6 months)

Cancer biology, Stem cell biology

At Dana-Farber Cancer Institute, I studied the von-Hippel Lindau tumor suppressor, hypoxia, and cellular senescence, in the lab of William Kaelin.
At Joslin Diabetes Center, I studied muscle stem cells, differentiation, and transcriptional regulation, in the lab of Amy Wagers.

Education

Washington University in St. Louis

Doctor of Philosophy (PhD), Cell/Cellular and Molecular Biology · (1998 - 2004)

University of California, Berkeley

Bachelor of Arts (B.A.), Cell/Cellular and Molecular Biology · (1994 - 1997)